Exhibit 99.6

KE Holdings Inc. Successfully Listed on the Main Board of the Stock Exchange of Hong Kong

BEIJING, China, May 10, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that it has successfully listed, by way of introduction, its Class A ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Shares are traded on the Main Board of SEHK under the stock code “2423” in board lots of 100 Shares, and the stock short name is “BEKE - W”. The Company’s American depositary shares (the “ADSs”), each representing three Shares, remain primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Shares listed on the Main Board of the SEHK are fully fungible with the ADSs listed on the NYSE.

“As we embark on a new journey with our successful listing on the main board of SEHK, I want to express my gratitude for the support of all our customers, service providers, partners and shareholders who have believed in us,” commented Mr. PENG Yongdong, chairman and chief executive officer of Beike. “We have been part of the biggest changes in the housing related industry—technology fundamentally reshaping the customer experience and the value of service providers becoming increasingly prominent. As the leading integrated online and offline platform for housing transactions and services, upholding our mission of ‘admirable service, joyful living,’ Beike is well positioned to meet the evolving needs of ‘joyful living’ and help hundreds of millions Chinese families live better.”

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.